Exhibit 4.5

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

AEON Biopharma, Inc. (“AEON,” “we,” “us,” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Class A common stock, $0.0001 par value per share (“common stock”).

The following summary describes our common stock and the material provisions of our third amended and restated certificate of incorporation (the “certificate of incorporation”) and amended and restated bylaws (the “bylaws”) and of the Delaware General Corporation Law (the “DGCL”). Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, filed as exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K filed with the Securities Exchange Commission, of which this Exhibit 4.5 is a part. We encourage you to read those documents and the DGCL carefully.

General

Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. The certificate of incorporation authorizes the issuance of 501,000,000 shares, consisting of 500,000,000 shares of Class A common stock, $0.0001 par value per share, and 1,000,000 shares of preferred stock, $0.0001 par value (“preferred stock”). As of the date of this prospectus, no shares of preferred stock are issued or outstanding. Unless our board of directors (the “Board”) determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of our common stock possess all voting power for the election of directors and all other matters requiring stockholder action. Holders of common stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of common stock will be entitled to receive such dividends, if any, as may be declared from time to time by our Board in accordance with applicable law. Any payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial conditions.

Liquidation, Dissolution and Winding Up

In the event of AEON’s voluntary or involuntary liquidation, dissolution or winding-up, the net assets of AEON will be distributed pro rata to the holders of our common stock, subject to the rights of the holders of preferred stock, if any.

Preemptive or Other Rights

There are no sinking fund provisions applicable to our common stock. Holders of shares of our common stock do not have subscription, redemption or conversion rights. All of the outstanding shares of common stock will be validly issued, fully paid and non-assessable. Each holder of common stock is subject to, and may be adversely affected by, the rights of the holders of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

The certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our Board will be authorized to fix designations to determine and fix the number of shares of such series and such powers, including voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and any qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series. Our Board will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of our common stock, which could have anti-takeover effects. The ability of our Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of AEON or the removal of existing management. We have no preferred stock currently outstanding.

Exclusive Jurisdiction of Certain Actions

Our certificate of incorporation provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State court of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on our behalf; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or stockholders to us or our stockholders; (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (as either may be amended from time to time); or (iv) any action, suit or proceeding asserting a claim against us governed by the internal affairs doctrine. This exclusive forum provision will not apply to any causes of action arising under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Stockholders cannot waive compliance with the Securities Act, the Exchange Act or any other federal securities laws or the rules and regulations thereunder. Unless we consent in writing to the selection of an alternative forum, the United States federal district courts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to these exclusive forum provisions. These forum selection provisions may limit our stockholders’ ability to litigate disputes with us in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, these forum selection provisions may impose additional litigation costs for stockholders who determine to pursue any such lawsuits against us.

Nothing in our certificate of incorporation or bylaws precludes stockholders that bring suit to enforce any liability or duty under Exchange Act from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law. Although our certificate of incorporation contains the choice of forum provisions described above, it is possible that a court could find that these provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such forum selection provisions as written in connection with claims arising under the Securities Act.

Dissenters’ Rights of Appraisals and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Election of Directors and Vacancies

Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances and subject to the certificate of incorporation, the number of directors of our Board shall be fixed from time to time by resolution duly adopted by the Board. The Board is divided into three classes, designated Class I, II and III. Each class of directors will be elected by our stockholders upon the expiration of the applicable class’s three-year term.

Under our bylaws, except as otherwise provided by the certificate of incorporation, at all meetings of stockholders called for the election of directors, a plurality of the votes properly cast will be sufficient to elect such directors to our Board. Except as the DGCL may otherwise require and subject to the rights, if any, of the holders of any series of preferred stock, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in connection therewith, newly created directorships, death, resignation or disqualification, and any vacancies on our Board, including unfilled vacancies resulting from the removal of directors, may be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director. All directors will hold office until the expiration of their respective terms of office and until their successors will have been elected and qualified. Subject to the rights, if any, of any series of preferred stock, any director may be removed from office only with cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of our voting stock then entitled to vote at an election of directors. A director elected or appointed to fill a vacancy resulting from the death, resignation or removal of a director or a newly created directorship will serve for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred.

Notwithstanding the foregoing provisions, any director elected pursuant to the right, if any, of the holders of preferred stock to elect additional directors under specified circumstances will serve for such term or terms and pursuant to such other provisions as specified in the relevant certificate of designations related to such preferred stock.

Quorum

The holders of 33.34% of the voting power of the capital stock issued and outstanding and entitled to vote thereat, present in person, or by remote communication, if applicable, or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise required by law or provided by the certificate of incorporation. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum will not be present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) the holders of a majority of the voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, will have power to recess the meeting, or to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum will be present or represented. At such recessed or adjourned meeting at which a quorum will be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each stockholder entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Anti-Takeover Provisions

Certain provisions of our certificate of incorporation, bylaws, and laws of the State of Delaware, where we are incorporated, may delay, discourage or make more difficult a takeover attempt that a stockholder might consider in his, her or its best interest. These provisions may also adversely affect prevailing market prices for the common stock. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure AEON and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms. However, they also give our Board the power to discourage mergers that some stockholders may favor.

Among other things, the certificate of incorporation and bylaws (as amended from time to time):

•	permit the Board to issue shares of preferred stock, with any rights, preferences and privileges as they may designate;

•	provide that the number of directors of our Board may be changed only by resolution of our Board;

•	provide that, subject to the rights of any series of preferred stock to elect directors, directors may be removed only with cause by the holders of at least two-thirds of the voting power of all of AEON’s then-outstanding shares of voting stock entitled to vote at an election of directors;

•	provide that all vacancies, subject to the rights of any series of preferred stock, including newly created directorships, may, except as otherwise required by law, be filled exclusively by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•	provide that, subject to the rights of any series of preferred stock, special meetings of our stockholders may be called only by or at the direction of our Board, the chairperson of our Board, the Chief Executive Officer, the President or the Secretary;

•	provide that our Board will be divided into three classes of directors, with the directors serving three-year terms, therefore making it more difficult for stockholders to change the composition of the board of directors; and

•	not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The combination of these provisions make it more difficult for the existing stockholders to replace our Board as well as for another party to obtain control of AEON by replacing our Board. Because our Board will have the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock will make it possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of AEON.

These provisions are intended to enhance the likelihood of continued stability in the composition of our Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.

Certain Anti-Takeover Provisions of Delaware Law

We are subject to the provisions of Section 203 of the DGCL. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with: a stockholder who owns 15% or more of the pertinent corporation’s outstanding voting stock (otherwise known as an “interested stockholder”), or an affiliate or associate of the interested stockholder, for three years following the date that the stockholder became an interested stockholder.

Per DGCL Section 203, “business combination” includes, among other things, a merger or sale of more than 10% of a corporation’s assets. However, Section 203 would not apply if:

•	the relevant board of directors approves either the business combination or the transaction that made the stockholder an “interested stockholder” prior to the date of the business combination or transaction, as applicable;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•	on or subsequent to the date of the business combination, such business combination is approved by our Board and authorized at an annual or special meeting of stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

These provisions may have the effect of delaying, deferring, or preventing changes in control of AEON.

Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not authorize cumulative voting.

Limitations on Liability and Indemnification of Officers

The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation provides that we will indemnify our officers and directors to the fullest extent authorized or permitted by applicable law. We have entered into agreements to indemnify our directors, executive officers and other employees as determined by the AEON. Under our bylaws, we are required to indemnify each of our directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of ours or was serving at our request as a director, officer, employee or agent for another entity. We must indemnify our officers and directors against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of AEON, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. Our bylaws also require us to advance expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding, provided that such person undertakes to repay any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Corporate Opportunities

Our certificate of incorporation does not expressly renounce the doctrine of corporate opportunity.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our stock at the time of the transaction to which the action relates.

Transfer Agent and Registrar

The transfer agent for our capital stock is Continental Stock Transfer & Trust Company.

Listing of Common Stock

Our common stock is listed on the NYSE American under the symbol “AEON”.